

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 21, 2022

Jesse Sutton
Chief Executive Officer
PishPosh, Inc.
1915 Swarthmore Avenue
Lakewood, New Jersey 08701

> **Re: PishPosh, Inc.**
> **Amendment No. 2 to Draft Registration Statement on Form S-1**
> **Submitted September 2, 2022**
> **CIK No. 0001611282**

Dear Mr. Sutton:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 2 to Draft Registration Statement on Form S-1

Alternate Pages
Selling Stockholders Plan of Distribution, page 10

1. Please revise to clarify here and on your alternate cover page that the resale shares will be sold at a fixed price by selling shareholders until there is an established public trading market.

2. Please update your Resale Prospectus to discuss the lock up agreements in the context of the resale offering. In this regard, we note disclosure in your Public Offering Prospectus that "the resale by the selling stockholders after expiration of the lock-up period could have the effect of depressing the market price for our common stock."

Management's Discussion and Analysis of Financial Condition and Results of Operations

Interest Rate, page 27

3.   We note your disclosure regarding the impact of fluctuations in interest rates on the company. Please expand your discussion of interest rates to describe their impact on your financial condition, including your balance sheet. For example, given rising rates, describe any resulting impacts on your inventory, accounts payable, long-term debt, or accrued expense balances.

Liquidity and Capital Resources, page 28

4.   We note your amended disclosure in response to comment 5 and the extension of the maturity date of the promissory note and reissue. To provide additional context for investors, discuss your ability to repay your outstanding short-term promissory notes given the December 31, 2022 maturity date and your current cash flow position. In this regard, please discuss the source of funding for repayment of the outstanding balance.

Balance Sheets as of December 31, 2021 and December 31, 2020, page F-3

5.   Please recast Pish Posh Baby, LLC's historical per share activity (pre-recapitalization) in the Balance Sheets and Statement of Stockholders' Equity given PishPosh, Inc.'s capital structure. Presentation is similar to a stock split adjusting Par Value, if necessary. Apply the same presentation to the unaudited financial statements.

Statements of Comprehensive Loss, page F-4

6.   For the purpose of computing earnings per share, the number of shares outstanding for the period from the beginning of the fiscal year to the date of the recapitalization should be the number of shares issued by PishPosh, Inc. to Pish Posh Baby, LLC. For the period from the date of the recapitalization to the end of the fiscal year, the number of shares to be used in the calculation of earnings per share would be the actual number of shares of PishPosh, Inc. outstanding in that period. The weighted average number of shares to be used in computing the earnings per share would be calculated on the basis of the numbers determined for the two periods as described above. Please revise or explain why revision is not appropriate. Apply the same presentation to the unaudited financial statements.

General

7.   We note your disclosure on page 53 that the exclusive forum provision in your Bylaws "will not apply to suits brought to enforce any liability or duty created by the Securities Act or the Exchange Act." However, your Bylaws filed as Exhibit 3.4 do not appear to include an exclusive forum provision. Please revise to ensure consistency.

8.   We note the exclusive forum provision in your Amended and Restated Certificate of Incorporation. Please revise to clarify if this provision applies to actions arising under the Securities Act or the Exchange Act. In that regard, we note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder, and Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If the provision applies to Securities Act claims, please also revise your prospectus in this section and in the risk factor section to state that there is uncertainty as to whether a court would enforce such provision and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. If this provision does not apply to actions arising under the Securities Act or Exchange Act, please also ensure that the exclusive forum provision in the governing documents states this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Securities Act or Exchange.

9.   We also note that your Amended and Restated Certificate of Incorporation appears to include a jury trial waiver provision. Please disclose whether and to what extent this provision applies to U.S. federal securities law claims. If the provision applies to U.S. federal securities law claims, please amend your filing to include relevant risk factor disclosure related to the jury trial waiver provision, including increased costs to bring a claim, limited access to information and other imbalances of resources between the company and shareholders, and that these provisions can discourage claims or limit a shareholder's ability to bring a claim in a judicial forum that they find favorable. Please also describe the impact of this provision on claims arising under other, relevant laws, if material. Finally, please disclose whether this provision will apply to purchasers in secondary transactions.

You may contact James Giugliano at 202-551-3319 or Adam Phippen at 202-551-3336 if you have questions regarding comments on the financial statements and related matters. Please contact Alyssa Wall at 202-551-8106 or Jennifer López Molina at 202-551-3792 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Louis Lombardo